UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                        Commission File Number: 000-33067

                             CUSIP Number: 70322H106


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


(Check One): [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K

                  [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: March 31, 2007

      [ ] Transition Report on Form 10-K    [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form 20-F    [ ] Transition Report on Form N-SAR
      [ ] Transition Report on Form 11-K

      For the Transition Period Ended :________________________

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant:    Patient Safety Technologies, Inc.


Former name if applicable: ___________________________________________

Address of principal executive office
(street and number):        27555 Ynez Road, Suite 330

City, state and zip code:   Temecula, California  92591


                                     PART II
                             RULE 12b-25 (b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]         (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X]         (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c)has been attached if applicable.


                                    PART III
                                    NARRATIVE


      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      The Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 cannot be filed within the prescribed time period because the Company requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-Q. The Company's Quarterly Report on Form 10-Q will be filed on or before the 5th calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification:

      William B. Horne, Chief Executive Officer, (951) 587-6201

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)
                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

      Patient Safety Technologies, Inc. (the "Company") anticipates that its revenue for the three months ended March 31, 2007 is significantly greater than its revenue for the three months ended March 31, 2006. The increase in revenue is primarily the result of an increase in sales of the Company's Safety-SpongeTM System during the 2007 period. The Company anticipates that its operating expenses and net loss for the three months ended March 31, 2007 are significantly less than the expenses and net loss for the three months ended March 31, 2006. The decrease in operating expenses for the three months ended March 31, 2007 when compared to March 31, 2006, was primarily the result of stock based compensation expenses, professional fees, and to a lesser extent salaries and employee benefits. Net loss decreased for the three months ended March 31, 2007 compared to the three months ended March 31, 2006 primarily as a result of a significant decrease in operating expenses.

      A reasonable estimate of the results cannot be made at this time due to the fact that the compilation, dissemination and review of the information required to be presented in the Form 10-Q has not been completed.

                        Patient Safety Technologies, Inc.
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                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2007                     By: /s/ William B. Horne
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                                           William B. Horne
                                           Chief Executive and Financial Officer